UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
			     (Amendment No. 2)*


                 WESTERN ASSET VARIABLE RATE STRATEGIC FUND INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   957667108
                                 (CUSIP Number)


           Relative Value Partners, LLC, 1033 Skokie Blvd, Suite 470
		       Northbrook, IL 60062, 847-513-6300
		(Name, Address and Telephone Number of Person
		Authorized to Receive Notices and Communications)

				June 19, 2015
	  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 957667108	 	13D	 	Page 2 of 4 Pages

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1.	NAMES OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	Relative Value Partners, LLC  TIN 20-1026469
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2.	 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)
(a)    [ ]
(b)    [ ]
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3.	 SEC USE ONLY

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4. 	SOURCE OF FUNDS (see instructions)

	OO
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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)     [ ]
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6. 	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 	7.	SOLE VOTING POWER: 1,761,111

 	8.	SHARED VOTING POWER: 0

 	9.	SOLE DISPOSITIVE POWER: 1,761,111

 	10. 	SHARED DISPOSITIVE POWER: 0
--------------------------------------------------------------------------------
11. 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,761,111
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12. 	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see instructions)    [ ]
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13. 	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	26.41%
--------------------------------------------------------------------------------
14. 	TYPE OF REPORTING PERSON (see instructions)

	IA
--------------------------------------------------------------------------------

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CUSIP No. 957667108	 	13D	 	Page 3 of 4 Pages

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This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") is being filed on behalf of the Reporting Person to amend the Schedule 13D related to the Common Stock of the Issuer previously filed by the Reporting Person with the Securities and Exchange Commission on May 21, 2015, and as amended by Amendment No. 1 filed on June 3, 2015 thereto (together with this Amendment No. 2, the
"Schedule 13D"). This Amendment No. 2 is being filed to report a change in beneficial ownership relating to the disposition of shares of Common Stock of the Issuer by the Reporting Person. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D, as previously amended, remains unchanged.
--------------------------------------------------------------------------------

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The following disclosures are based on 6,669,153 shares of the Common Stock outstanding as reported by Bloomberg as of June 19, 2015, the date by which the Reporting Person became required to file this statement:

(a) The Reporting Person owns 1,761,111 shares of Common Stock, representing approximately 26.41% of the outstanding Common Stock of the Issuer.

(b) The Reporting Person has sole power of these Shares to vote or direct the vote, or dispose or to direct the disposition.

(c) Since the filing of Schedule 13D Amendment No. 1, the Reporting Person purchased an aggregate of 70,839 Shares on the open market at an aggregate purchase price (excluding trading commissions and related administrative costs) of $1,174,526.47 and sold an aggregate of 3,460 Shares on the open market for a total (excluding trading commissions and related administrative costs) of $57,297.60, as follows:

--- On June 4, 2015, the Reporting Person bought 13,200 Shares at an average price of $16.52 per share;

--- On June 5, 2015, the Reporting Person bought 10,600 Shares at an average price of $16.57 per share, and sold 3,460 Shares at an average price of $16.56 per share;

--- On June 9, 2015, the Reporting Person bought 18,750 Shares at an average price of $16.60 per share;

--- On June 10, 2015, the Reporting Person bought 2,700 Shares at an average price of $16.63 per share;

--- On June 11, 2015, the Reporting Person bought 548 Shares at an average price of $16.63 per share;

--- On June 12, 2015, the Reporting Person bought 825 Shares at an average price of $16.66 per share;

--- On June 16, 2015, the Reporting Person bought 19,218 Shares at an average price of $16.59 per share;

--- On June 17, 2015, the Reporting Person bought 1,553 Shares at an average price of $16.57 per share;

--- On June 18, 2015, the Reporting Person bought 189 Shares at at average price of $16.57 per share;

--- On June 19, 2015, the Reporting Person bought 3,256 Shares at an average price of $16.59 per share.

(d) To the knowledge of the Reporting Person, other than described in this
Schedule 13D, no other person is known to have the right to receive or the powerto direct the receipt of dividends from, or the proceeds from the sale of shares owned by it.

(e) Not applicable.
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CUSIP No. 957667108	 	13D	 	Page 4 of 4 Pages

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				SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


			    Relative Value Partners, LLC


                                  June 23, 2015
	                  -------------------------------
	                              DATE


	                        /s/ MAURY FERTIG
                          -------------------------------
                                    SIGNATURE

	                   MAURY FERTIG/MANAGING MEMBER
	                 --------------------------------
	                           NAME/TITLE